UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
June 23, 2020

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Andi Setiawan

----------------------------------------------------

Andi Setiawan

VP Corporate Finance & Investor Relations

ANNOUNCEMENT OF

SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2019 FINANCIAL YEAR
PT TELKOM INDONESIA (PERSERO) Tbk

(No.Tel.90/PR000/COP-I5000000/2020)

The Board of Directors of PT Telkom Indonesia (Persero) Tbk, (hereinafter referred as the “Company”), hereby announces that the Company has convened the Annual General Meeting of Shareholders for the Financial Year 2019 (hereinafter referred as the “Meeting”) on:

Day/Date: Friday, June 19, 2020

Time: 14.31 up to18.20 Western Indonesia Time

Place: Auditorium Telkom Landmark Tower, Jl Jend. Gatot Subroto Kav. 52, South Jakarta

*with note the Meeting was suspended at 15.33 Western Indonesia Time and re-opened at 16.25 Western Indonesia Time

The Meeting was attended by members of the Board of Commissioners and the Board of Directors of the Company, namely:

BOARD OF COMMISSIONERS:

•Mr. RHENALD KASALI – President Commissioner concurrently Independent Commissioner;

•Mr. MARSUDI WAHYU KISWORO - Independent Commissioner;

•Mr. MARGIYONO DARSASUMARJA - Independent Commissioner;

•Mr. CAHYANA AHMADJAYADI - Independent Commissioner;

•Mr. ISMAIL - Commissioner;

•Mr. MARCELINO RUMAMBO PANDIN - Commissioner.

BOARD OF DIRECTORS:

•Mr.RIRIEK ADRIANSYAH – President Director;

•Mr.HARRY MOZARTA ZEN – Finance Director;

•Mrs.SITI CHOIRIANA - Consumer Service Director;

•Mr.BOGI WITJAKSONO - Enterprise & Business Service Director;

•Mr.ZULHELFI ABIDIN - Network & IT Solution Director;

•Mr.EDWIN ARISTIAWAN - Wholesale & International Service Director;

•Mr.EDI WITJARA - Human Capital Management Director;

•Mr.FAIZAL ROCHMAD DJOEMADI - Digital Business Director;

•Mr.ACHMAD SUGIARTO - Strategic Portfolio Director.

And the holder/representative of Serie A Dwiwarna Share and holder/ representative of Serie B Share entirely representing 85,270,144,672 shares or constitute   86.0773639% of the total number of shares having legal voting rights which have been issued by the Company up to the date of the Meeting in the total amount of 99,062,216,600 shares; with due regard to the Company's Shareholders Register as per  May 27, 2020 up to 04.15 pm WIT.

Hence the quorum requirement as required under the Article 25 paragraph 1 letter a, paragraph 4 letter a of the Articles of Association of the Company have been fulfilled since the Meeting have been attended by shareholders, namely holder of Serie A Dwiwarna Share and other shareholders jointly representing at least 1/2 (a half) of the total number of shares having legal voting rights which have been issued by the Company.

The Company has appointed independent parties, which are Notary Ashoya Ratam and PT Datindo Entrycom, to count and/or validate the votes.

Whereas the Meeting has resolved the following resolutions as set forth in Deed of Minutes of the Annual General Meeting of Shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, dated June 19, 2020 number 31, made by Notary Ashoya Ratam SH, MKn. which is summary is as follows:

First Agenda	Approval of the Company’s Annual Report for Financial Year of 2019, including the Board of Commissioner’s Supervision Duty Performance Report
Number of Shareholders who Ask Questions	there are 8 questions, with 1 questions related to the agenda
The Result of Decision Making	Agree	Disagree	Abstain
	85,116,028,444 Shares or 99.8192612%	18,557,188 Shares or 0.0217628%	135,559,040 Shares or 0.1589760%
Resolution

“The meeting with the majority vote 85,251,587,484 (99.9782372%) of the total votes issued in the Meeting has resolved:

To approve the Annual Report of the Company including the Board of Commissioners’ Supervision Task Report for the Financial Year 2019, as long as it is not a criminal offense and is reflected in the Company's report books.”

Second Agenda

Ratification of the Company’s Financial Statement and Annual Report of Partnerships and Community Development Program for Financial Year of 2019 and the Acquittal and Discharge of the Members of the Board of Directors’ and the Board of Commissioners’ members.

Number of Shareholders who Ask Questions	there are 10 questions, with 3 questions related to the agenda
The Result of Decision Making	Agree	Disagree	Abstain
	85,019,802,044 Shares or 99.7064123%	101,326,988 Shares or 0.1188306%	149,015,640 Shares or 0.1747571%
Resolution

” The meeting with the majority vote 85,168,817,684 (99.8811694%)  of the total votes issued in the Meeting has resolved:

1.
To ratify The Company’s Consolidated Financial Statements for the Financial Year 2019 which has been audited by the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report number 01105/2.1032/AU.1/06/1007-1/1/V/2020 dated May 25, 2020 stated with opinion the accompanying consolidated financial statements report present fairly, in all material respects, and as long as it is not a criminal offense and is reflected in the Company's report books."
2.
To approve and ratify Partnership and Community Development Annual Report for the Financial Year 2019 and Financial Report on Partnership and Community Development Program for the Financial Year 2019, which compiled pursuant to Minister of State Owned Enterprise’s Regulation which is a comprehensive accounting basis in addition to Indonesian Financial Accounting Principle that generally accepted in Indonesia and have been audited by the Public Accounting Firm Purwantono, Sungkoro  & Surja (a member firm of Ernst & Young Global Limited) according to its report number 00073/2.1032/AU.2/11/0687-3/1/I/2020 dated                    January 29, 2020 stated with opinion “the accompanying financial statements present fairly, in all material respects, and as long as it is not a criminal offense and is reflected in the Company's report books.
3.
Give a full acquittal and discharge (volledig acquit et de charge) to members of the Board of Directors dan the Board of Commissioners who serves in the Financial Year 2019 consecutively for the managerial and supervisory actions of the Company as long as those actions are not criminal act and those actions are reflected in the Company’s Report Books.”

Third Agenda	Determination on Utilization of the Company’s Net Profit for Financial Year of 2019
Number of Shareholders who Ask Questions

There are 10 questions, consist of 8 questions related to the agenda. From 8 question related to agenda 3, 3 questions have been responded by the Meeting. And for 5 questions have been verified and accordance with the Rules of

Procedures of the Meeting will be responded by the Company by email at the latest 5 working day as of the closure of the Meeting.
The Result of Decision Making	Agree	Disagree	Abstain
	82,935,587,584 Shares or 97.2621636%	1,404,285,737 Shares or 1.6468668%	930,271,351 Shares or 1.0909696%
Resolution

” The meeting with the majority vote 83,865,858,935 (98.3531332%) including Shareholder Serie A Dwiwarna, of the total votes issued in the Meeting has resolved:

1.
To Approve and determine the appropriation of the Company’s net profit for the Financial Year 2019 in the amount of Rp18,662,677,911,536 (eighteen trillion six hundred sixty two billion six hundred seventy seven million nine hundred eleven thousand five hundred and thirty six Rupiah) as follow:
a.Dividend amounting to 81.78% of the net profit or in the amount of Rp15,262,337,996,054.14  (fifteen trillion two hundred sixty two billion three hundred thirty seven million nine hundred ninety six thousand fifty four point  one four Rupiah) or amounting to Rp154.0682 (one hundred fifty four point zero six eight two Rupiah) per share, based on issued shares on the date of the Meeting, in the amount of  99.062.216.600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) shares, with the following details:
-Cash Dividend amounting to 60% of the net profit or in the amount of  Rp11,197,606,621,819.30 (eleven trillion one hundred ninety seven billion six hundred six million six hundred twenty one thousand and eight hundred nineteen point three zero rupiah) or amounting to Rp113.0361 (one hundred thirteen point zero three six one rupiah) per shares based on issued shares on the date of the Meeting, amounting to 99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) shares;
-Special Dividend amounting to 21,78%  of the net profit or in the amount of  Rp4,064,730,777,752.84  (four trillion sixty four billion seven hundred thirty million seven hundred seventy seven thousand and seven hundred fifty two point eight four rupiah) or amounting to Rp41.0321 (forty  one point zero three two one) per shares based on issued shares on the date of the Meeting, amounting to 99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) shares;
b.Recorded as Retained Earning in the amount of 18,22% from net profit or amounting to Rp3,400,339,915,481.86 (three trillion four hundred billion three hundred thirty nine million nine hundred fifteen thousand and four hundred eighty one point eight six Rupiah) which will be used for the development of the Company.
2.
The distribution of Cash Dividend and Special Dividend for the Financial Year 2019 will be conducted with the following conditions:
a.Those who are entitled to receive Cash Dividend and Special Dividend are shareholders whose names are recorded in the Company’s Shareholders on July 1, 2020 up to 16.15 pm WIT;
b.Cash Dividend and Special Dividend shall be paid all at the lattest on July 23, 2020.
3.
To grant the power and authority to the Board of Directors with the right of substitution to regulate further the procedure of dividend distribution and to announce the same with due regard to the prevailing laws and regulations in the stock exchange where the Company’s shares are listed.”

Fourth Agenda	Determination of Remuneration for the Members of the Board of Directors and the Board of Commissioners for Financial Year of 2019

Number of Shareholders who Ask Questions	there are 3 questions, with 2 questions related to the agenda
The Result of Decision Making	Agree	Disagree	Abstain
	81,037,021,418 Shares or 95.0356326%	4,043,718,953 Shares or 4.7422447%	189,404,301 Shares or 0.2221226%
Resolution

” The meeting with the majority vote  81.226.425.719 (95,2577553%) including Shareholder Serie A Dwiwarna, of the total votes issued in the Meeting has resolved:

1.
To grant power and authority to Shareholder Serie A Dwiwarna to determine the amount of tantieme for Financial Year 2019 and to determine honorarium allowance, facility and other incentive to members of the Board of Commissioners for Year 2020.
2.
To grant power and authority to the Board of Commissioners  which previously has obtained written approval from Shareholder Serie A Dwiwarna to determine the amount of tantieme for Financial Year 2019 and also to determine salary, allowance, facility and other incentive to members of the Board of Directors for Year 2020.”

Fifth Agenda

Appointment of Public Accounting Firm to audit the Company’s Financial Statements for Financial Year of 2020, including Internal Control Audit over Financial Reporting, and the Appointment of Public Accounting Firm to audit the Financial Statement of the Partnership and Community Development Program for Financial Year of 2020

Number of Shareholders who Ask Questions	there are 4 questions, with 3 questions related to the agenda
The Result of Decision Making	Agree	Disagree	Abstain
	82,141,311,093 Shares or 96.3306810%	3,018,089,339 Shares or 3.5394444%	110,744,240 Shares or 0.1298746%
Resolution

” The meeting with the majority vote  82.252.055.333 (96,4605556%) of the total votes issued in the Meeting has resolved:

1.
To appoint the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the  Company which include the audit of the Consolidated Financial Statements of the Company, including the Internal Control Audit over Financial Reporting and to audit the Financial Statements of Partnership and Community Development Program for the Financial Year ending on December 31, 2020;
2.
To grant authority to the Board of Commissioners of Company to determine the appropriate audit fee, addition of the scope of work required and  other terms and conditions of the relevant Public Accounting Firm.
3.
To grant power and authority to the Board of Commissioners which previously has obtained written approval from Shareholder Serie A Dwiwarna to determine the substitute Public Accounting Firm in Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited), in the event can not complete its duty for any reason to audit of Financial Reporting and the Financial Statements of Partnership and Community Development Program for the Financial Year 2020.”

Sixth Agenda	Changes to the Management of the Company
Number of Shareholders who Ask Questions	3 questions, with 3 questions related to the agenda
The Result of Decision Making	Agree	Disagree	Abstain
	59,529,191,483 Shares or 69.8124669% of the total number of shares with voting rights present at the Meeting	24,397,224,538 Shares or 28.6116842% of the total number of shares with voting rights present at the Meeting	1,343,728,651 Shares or 1.5758489%of the total number of shares with voting rights present at the Meeting

Resolution

” The meeting with the majority vote  60.872.920.134 (71,3883158%) including Shareholder Serie A Dwiwarna, of the total votes issued in the Meeting has resolved:

1.
To honorably dismiss the following members of the Board of Directors of the Company:
a.
Mr. HARRY MOZARTA ZEN as Finance Director;
b.
Mrs.SITI CHOIRIANA as Consumer  Service Director;
c.
Mr.ZULHELFI ABIDIN as Network & IT Solution Director;
d.
Mr.ACHMAD SUGIARTO as Strategic Portfolio Director;
e.
Mr.BOGI WITJAKSONO as Enterprise and Business Service Director;
f.
Mr.EDWIN ARISTIAWAN as Wholesale & International Service Director;
g.
Mr.FAIZAL R. DJOEMADI as Digital Business Director;

Each was appointed based on the resolution of the Annual GMS of the financial year of 2015, Annual GMS of the financial year of 2016, Annual GMS of the financial year of 2017, Annual GMS of the financial year of 2018, effective as of the close of this GMS, with gratitude for the contribution of efforts and thought during their term as the member of the Board of Directors of the Company.

2.
To assign  mister EDI WITJARA from his office as Human Capital Director who was appointed under resolution Annual GMS financial year 2018 to become Enterprise and Business Service Director by continuing the remaining term of office as resolution of the GMS.

3.
To appoint the names below as members of the Board of Directors of the Company:

a.

Mr. HERI SUPRIADI as Finance Director;

b.

Mrs. FM VENUSIANA R as Consumer Service Director;

c.

Mr. HERLAN WIJANARKO as Network & IT Solution Director;

d.

Mr. BUDI SETYAWAN WIJAYA as Strategic Portfolio Director;

e.

Mr. DIAN RACHMAWAN as Wholesale & International Service Director;

f.

Mr. MUHAMAD FAJRIN RASYID as Digital Business Director;

g.

Mr. AFRIWANDI as Human Capital Management Director.

4.
To confirm the honorably dismissal of the names below as members of the Board of Commissioners of the Company:

a.
Mr. EDWIN HIDAYAT ABDULLAH as commissioner of the Company who was appointed based on Annual GMS financial year 2017 as of November 18, 2019.
b.
Mr. ISA RACHMATARWATA as commissioner of the Company who was appointed based on Annual GMS financial year 2017 as of December 23, 2019 .

with gratitude for the contribution of efforts and thought during their term of office.

5.
To honorably dismiss the following members of the Board of Commissioners of the Company:

a.

Mr. MARGIYONO DARSASUMARJA as Independent Commissioner; and

b.Mr. CAHYANA AHMADJAYADI as Independent Commissioner;

Each was appointed based on the resolution of the Annual GMS of the financial year of 2014 and Annual GMS of the financial year of 2017, effective as of the close of this GMS, with gratitude for the contribution of efforts and thought during their term as the member of the Board of Commissioners of the Company.

6.
To appoint the names below as members of the Board of Commissioners of the Company:

a.

Mr. ALEX DENNI as Commissioner;

b.

Mr. RIZAL MALLARANGENG as Commissioner;

c.

Mr. AHMAD FIKRI ASSEGAF as Independent Commissioner;

d.

Mr. WAWAN IRIAWAN as Independent Commissioner; and

e.

Mr. CHANDRA ARIE SETIAWAN as Independent Commissioner.

7.

With the confirmation of dismissal, the assignment, and the appointment of members of the Board of Directors as referred to in number 1, number 2, and number 3, and the confirmation of the dismissal, the dismissal and the appointment of members of the Board of Commissioners as referred to in number 4, number 5, and number 6, the composition of members of the Board of the Company shall be as follows:

a.BOARD OF DIRECTORS

1)

President Director: Mr. RIRIEK ADRIANSYAH;

2)

Wholesale & International Service Director: Mr. DIAN RACHMAWAN;

3)

Human Capital Management Director:Mr. AFRIWANDI;

4)

Finance Director: Mr. HERI SUPRIADI;

5)

Consumer Service Director: Mrs. FM VENUSIANA R.;

6)

Enterprise and Business Services Director: Mr. EDI WITJARA;

7)

Network & IT Solution Director: Mr. HERLAN WIJANARKO;

8)

Digital Business Director: Mr. MUHAMAD FAJRIN RASYID;

9)

Strategic Portfolio Director: Mr. BUDI SETYAWAN WIJAYA.

b.

  BOARD OF COMMISSIONERS

1)President Commissioner: Mr. RHENALD KASALI;

2)

Independent Commissioner: Mr. MARSUDI WAHYU KISWORO;

3)

Independent Commissioner: Mr. AHMAD FIKRI ASSEGAF;

4)

Independent Commissioner: Mr. WAWAN IRIAWAN;

5)

Independent Commissioner: Mr. CHANDRA ARIE SETIAWAN;

6)

Commissioner: Mr. MARCELINO RUMAMBO PANDIN;

7)

Commissioner: Mr. ISMAIL;

8)

Commissioner: Mr. ALEX DENNI;

9)

Commissioner: Mr. RIZAL MALLARANGENG.

8.

Members of the Board of Directors and the Board of Commissioners, who are appointed as referred to in number  3 and number 6   however still in other positions that are prohibited based on laws and regulations to be concurrent with the position of member of the Board of Directors or the Board of Commissioners of a State-Owned Enterprise, must resign or be dismissed from such position.

9.

To grant power and authority to the Board of Directors of the Company, with the right of substitution, to state of the resolution as adopted in the GMS in the notarial deed and to appear before Notary or authorized official and to make any adjustments or corrections which are necessary when required by the competent authority for the purposes of implementation of the resolutions of the meeting.”

Schedules and Procedure for The Distribution of 2019 Financial Year Dividend

In accordance to the resolution of the AGMS Telkom dated June 19, 2020, payment of cash dividend for the 2019 financial year is 60% of the net profit or in the amount of Rp11,197,606,621,819.30 or Rp113.0361 per share, and an additional special cash dividend of 21.78% of the net profit or in the amount of Rp4,064,730,777,752.84 or Rp41.0321 per share.

Schedules for The Distribution of 2019 Financial Year Dividend:

Recording Date Regular and Negotiation Market Cum Dividend Ex Dividend Cash Market Cum Dividend Ex Dividend Payment Date	= July 1, 2020 = June 29, 2020 = June 30, 2020 = July 1, 2020 = July 2, 2020 = July 23, 2020

Payment Procedures of Dividend:

1.	The dividends will be paid to the shareholders of the Company whose names are registered in the Shareholders Register of the Company on July 1, 2020 (recording date) and/or in the sub securities account in PT Kustodian Sentral Efek Indonesia (”KSEI”) at the closing of the Indonesia Stock Exchange trading session on July 1, 2020.
2.	For American Depositary Shares (“ADS”) holders, the New York Stock Exchange (“NYSE”) regulations shall prevail and payment of cash dividend will be made through Custodian Bank which was appointed by the Bank of New York-Mellon (“BNY-Mellon”), for the amount of shares registered at the Register List of ADS holders at the Company’s Registrar and KSEI referring to Recording Date on July 1, 2020.
3.	For shareholders whose shares are registered at Collective Deposits in KSEI, cash dividend will be paid through the KSEI and will be distributed on July 23 to Rekening Dana Nasabah (RDN) on securities and/or Custodian Bank where Shareholder open their sub securities account.
4.	For shareholders whose shares are not registered at Collective Deposits in KSEI, then:
a.Cash dividend will be paid in cash at the nearest branch of PT Bank Negara Indonesia (Persero), Tbk (”BNI”), in all places in Indonesia. Shareholders are obligated to bring along the valid original Identity Card and if it is authorized to another person, the copy of the valid original Identity Card of both persons should be attached to the power of attorney.
b.The cash dividend will only be transferred by the Company to the shareholders’s bank account if:
i.The amount of cash dividend received is not less than Rp500,000; and
ii.The complete transfer request must be delivered at the latest on July 1, 2020 at 16.00 Western Indonesia Time to the Company’s Registrar, PT Datindo Entrycom, Jl Hayam Wuruk No.28 2nd Floor, Jakarta 10120.
5.	Tax shall be imposed in accordance with the applicable Indonesian tax regulations. The amount of tax shall be deducted from the amount of cash dividend for 2019 financial year received by each shareholders.
6.	Shareholders considered as Domestic Tax Payer in the form of entity that does not have a tax register number (Nomor Pokok Wajib Pajak/”NPWP”), should register their tax register number to KSEI or the Company’s Registrar PT Datindo Entrycom, Jl Hayam Wuruk No.28 2nd Floor, Jakarta 10120 at the latest July 1, 2020 at 16.00 Western Indonesia Time. If as of the said date KSEI or the Company’s Registrar has not received the NPWP, the cash dividend will be subject to withholding tax rate of 100% higher to the normal rate.
7.	For the shareholders considered as the off-shore Tax Payer which will use the Tax Treaty under the Agreement on the Prevention of the Imposition of Dual Taxes (P3B), it has to comply with Regulation of the Director General of Taxation Number PER-25/PJ/2018 regarding Procedure for the Application of Agreement on the Avoidance of Double Taxation and must submit DGT/SKT record document or receipt that has been uploaded to the Directorate General of Taxation to KSEI or the Company’s Registrar based on the regulation and provision stipulated by KSEI. Without the said form, the 2018 financial year cash dividend will be subject to article 26 withholding tax law at the rate of 20%.
8.	Shareholders whose shares are registered at Collective Deposits in KSEI, may collect the dividend tax deduction slip at Securities Companies and/or Custodian Banks at which they open their accounts, and for shareholders whose shares are not registered with KSEI, the dividend tax deduction slip are available at the Company’s Registrar.

Announcement of this Summary of Minutes of Meeting is to comply with the provision under Article 51 paragraphs (1), (2) and Article 52 paragraph (1) of Financial Service Authority Regulation No. 15/POJK.04/2020 regarding The Plan and Implementation of a General Meeting of Shareholders for an Issuer or a Public Company.

Bandung, June 23, 2020

PT Telkom Indonesia (Persero) Tbk

Board of Directors

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Tel.	: 62-21-5215109
Fax.	: 62-21-5220500
E-mail	: investor@telkom.co.id
Website	: www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.